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Exhibit (a)(13)

NEWS RELEASE

Contact:	Richard N. Grubb, Executive Vice President and Chief Financial Officer 610/644-1300

FOR IMMEDIATE RELEASE

Vishay Announces Increase of Exchange Ratio in Pending Siliconix Offer;
Will Exchange 3.075 Vishay Shares for Each Siliconix Share;
Vishay Also Settles Related Shareholder Litigation

        MALVERN, PENNSYLVANIA—April 21, 2005—Vishay Intertechnology, Inc. (NYSE: VSH) announced today that it has increased the exchange ratio in its pending offer to acquire the common stock of Siliconix incorporated (NASDAQ: SILI) not owned by Vishay. Vishay will exchange 3.075 shares of Vishay common stock for each Siliconix share tendered in the offer. Cash will be paid in lieu of fractional shares of Vishay. Vishay currently owns approximately 80.4% of the outstanding shares of Siliconix. The offer expires at 5:00 p.m., New York City time, on Thursday May 12, 2005, unless extended.

        Vishay determined to increase the exchange ratio, from 2.90 as announced on April 12, 2005 and 2.64 as originally announced on March 3, 2005, following discussions with members of the special committee of Siliconix directors formed to evaluate the Vishay exchange offer and with counsel for the plaintiffs in pending litigation brought concerning the exchange offer.

        Based on discussions with the Siliconix special committee, Vishay understands that at a 3.075 exchange ratio, the special committee anticipates receiving a fairness opinion from its financial advisor and intends to recommend that the Siliconix board of directors approve and recommend acceptance of the exchange offer.

        Vishay has also reached an agreement in principle with the plaintiffs in pending litigation regarding the offer to settle these shareholder suits. Under the settlement, Vishay is increasing the exchange ratio and will make certain additional disclosures in the exchange offer materials. The settlement is subject to court approval.

        As previously announced, the offer is conditioned on there being validly tendered and not withdrawn a majority of the outstanding shares of Siliconix not owned by Vishay. There are 29,879,040 shares of Siliconix stock outstanding, of which 5,849,040 are publicly held. There are other conditions to the offer. Also, following the consummation of the offer, unless prohibited by a court or there is litigation pending seeking this prohibition, Vishay will promptly effect a merger of Siliconix with a subsidiary of Vishay. In this merger, all remaining holders of Siliconix stock would receive the same consideration for their shares as the holders who tendered their shares received in the offer.

        In accordance with the rules of the Securities and Exchange Commission, Vishay has filed with the SEC and has disseminated to Siliconix stockholders exchange offer materials. Vishay will file an amended exchange offer statement with the SEC to reflect the increase in the exchange ratio and certain other revised disclosure. Siliconix stockholders should read the amended exchange offer statement and the other tender offer materials because they contain important information. Investors can get the amended exchange offer statement, after it is filed, and other filed documents without charge from the web site of the SEC at www.sec.gov. Investors will also be able to obtain the amended exchange offer statement and all other exchange offer materials from MacKenzie Partners, Inc., the information agent for the offer, 105 Madison Avenue, New York, New York 10016, (212) 929-5500 or (800) 322-2885.

        Vishay Intertechnology, Inc., a Fortune 1,000 Company listed on the NYSE (VSH), is one of the world's largest manufacturers of discrete semiconductors (diodes, rectifiers, transistors, and optoelectronics) and selected ICs, and passive electronic components (resistors, capacitors, inductors, and transducers). Vishay's components can be found in products manufactured in a very broad range of industries worldwide. Vishay is headquartered in Malvern, Pennsylvania, and has operations in 17 countries employing over 25,000 people. Vishay can be found on the Internet at http://www.vishay.com.

        Siliconix is a leading manufacturer of power MOSFETs, power ICs, analog switches, and multiplexers for computers, cell phones, fixed communications networks, automobiles, and other consumer and industrial electronic systems. With 2004 worldwide sales of $466.1 million, the Company's facilities include a company-owned Class 1 wafer fab dedicated to the manufacture of power products in Santa Clara, California, and a Class 1 wafer fab located in Itzehoe, Germany utilized under a lease arrangement. The Company's products are also fabricated by subcontractors in Japan, Germany, China, Taiwan, and the United States. Assembly and test facilities include a company-owned facility in Taiwan, a joint venture in Shanghai, China, and subcontractors in the Philippines, China, Taiwan and Israel.

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